UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 27, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                                           Ad Scheepbouwer (CEO) to extend contract until 2011 and invest in KPN, dated September 27, 2007.

Press release

Ad Scheepbouwer (CEO) to extend contract until 2011 and invest in KPN	Date
27 September 2007
Number
068pe

The Supervisory Board of KPN is pleased to announce that Ad Scheepbouwer (63) has decided to stay on as CEO of KPN for the next four years. The Supervisory Board proposes that the current employment contract which will end 1 July 2009 will be extended until 1 July 2011.

Ton Risseeuw, Chairman of KPN’s Supervisory Board said: “We are very pleased that Ad Scheepbouwer is willing to stay on as CEO of KPN for a couple more years. We are fully confident that KPN’s strong management team, under the leadership of Ad Scheepbouwer, will succeed in executing KPN’s strategic transformation from a traditional telephony company to a next generation communication services company. Ad Scheepbouwer’s wealth of experience of both KPN and the global telecoms landscape continues to be a tremendous asset in successfully driving our company forward.”

The Supervisory Board proposes that in the new contract the base salary, short term incentive and retirement bonus remain at the same level as the current contract (unchanged since 2001), with the latter becoming payable upon signing of the contract. Furthermore, the Supervisory Board proposes to significantly increase the CEO’s long term incentive.

In line with KPN’s articles of association, an Extraordinary General Meeting of Shareholders will be scheduled on 6 November 2007 to approve this proposed change to the long term incentive.

Please note that Ad Scheepbouwer has decided to invest the net proceeds of the EUR 2.5 million retirement bonus in KPN shares one day after the Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: September 28, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel